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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               ZAPME! CORPORATION
                       (Name of Subject Company (issuer))

                         GILAT SATELLITE NETWORKS LTD.
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  98912E 10 0
                     (CUSIP Number of Class of Securities)

                         Gilat Satellite Networks Inc.
                              1651 Old Meadow Road
                             McLean, Virginia 22102
                                 (703) 734-9401
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                             Steven G. Tepper, Esq.
                                Arnold & Porter
                                399 Park Avenue
                            New York, New York 10022
                              Tel: (212) 715-1140
                              Fax: (212) 715-1399

                           CALCULATION OF FILING FEE

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           TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
                 $52,339,209                                    $10,467.84
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

* For purposes of calculating the filing fee only. This calculation assumes the purchase of a number of shares of common stock, par value $.01 per share, of ZapMe! Corporation (the "Shares"), which together with the Shares Gilat Satellite Networks Ltd. beneficially owned, constitutes 51% of the total number of Shares outstanding as of the last business day prior to the consummation of the Offer.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-1
    1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     N/A                   Filing Party:                   N/A
Form or Registration No.:                   N/A                   Date Filed:                     N/A

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[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to RULE 14d-1.

[ ]  issuer tender offer subject to RULE 13e-4.

[ ]  going-private transaction subject to RULE 13e-3.

[X]  amendment to Schedule 13D under RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Gilat Satellite Networks Ltd., an Israeli corporation ("Purchaser"), to purchase up to the number of shares of common stock, par value $.01 per share (the "Shares"), of ZapMe! Corporation, a Delaware corporation (the "Company"), which, together with the number of Shares Purchaser beneficially owned, constitutes 51% of the Outstanding Shares, at $2.32 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser. "Outstanding Shares" shall mean the total number of Shares outstanding as of the last business day prior to the consummation of the Offer.

The information set forth in the Offer to Purchase, including the Annex I thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (c)(3) and (4) Except as otherwise set forth in Annex I to the Offer to Purchase, during the last five years, none of the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 10. FINANCIAL STATEMENTS

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (b) The Letter of Transmittal filed as Exhibit (a)(1)(B) hereto is incorporated herein by reference.
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ITEM 12.  EXHIBITS

       (a)(1)(A)             Offer to Purchase dated October 17, 2000.
       (a)(1)(B)             Letter of Transmittal.
       (a)(1)(C)             Notice of Guaranteed Delivery.
       (a)(1)(D)             Letter to Brokers, Dealers, Commercial Banks, Trust
                             Companies and Other Nominees.
       (a)(1)(E)             Letter to Clients for use by Brokers, Dealers, Commercial
                             Banks, Trust Companies and Other Nominees.
       (a)(1)(F)             Guidelines for Certification of Taxpayer Identification
                             Number on Substitute Form W-9.
       (a)(1)(G)             Summary Advertisement as published in The Wall Street
                             Journal and the New York Times on October 17, 2000.
       (a)(1)(H)             Joint Press Release issued by Purchaser and the Company on
                             October 3, 2000, incorporated herein by reference to the
                             Schedule TO, filed by Purchaser with the Securities and
                             Exchange Commission on October 3, 2000.
       (b)                   Not applicable.
       (d)                   Tender Offer Agreement, dated October 3, 2000, among
                             Purchaser, the Company and certain stockholders of the
                             Company listed on Schedule A thereto and certain other
                             stockholders of the Company listed on Schedule B thereto,
                             incorporated herein by reference to the Schedule 13D, filed by Purchaser with the Securities and Exchange Commission on
                             October 12, 2000.
       (g)                   Not applicable.
       (h)                   Not applicable.

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                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             /s/ YOAV LEIBOVITCH
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                                  (SIGNATURE)

   Yoav Leibovitch, Chief Financial Officer and Vice President of Finance and
                                 Administration
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                                (NAME AND TITLE)

                                October 17, 2000
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                                     (DATE)

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                               INDEX OF EXHIBITS

EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
(a)(1)(A)                Offer to Purchase dated October 17, 2000.
(a)(1)(B)                Letter of Transmittal.
(a)(1)(C)                Notice of Guaranteed Delivery.
(a)(1)(D)                Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees.
(a)(1)(E)                Letter to Clients for use by Brokers, Dealers, Commercial
                         Banks, Trust Companies and Other Nominees.
(a)(1)(F)                Guidelines for Certification of Taxpayer Identification
                         Number on Substitute Form W-9.
(a)(1)(G)                Summary Advertisement as published in The Wall Street
                         Journal and the New York Times on October 17, 2000.
(a)(1)(H)                Joint Press Release issued by Purchaser and the Company on
                         October 3, 2000, incorporated herein by reference to the
                         Schedule TO filed by Purchaser with the Securities and
                         Exchange Commission on October 3, 2000.
(b)                      Not applicable.
(d)                      Tender Offer Agreement, dated October 3, 2000, among
                         Purchaser, the Company and certain stockholders of the
                         Company listed on Schedule A thereto and certain other
                         stockholders of the Company listed on Schedule B thereto,
                         incorporated herein by reference to the Schedule 13D filed by Purchaser with the Securities and Exchange Commission on
                         October 12, 2000.
(g)                      Not applicable.
(h)                      Not applicable.

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